May 7, 2009

Maryse Mills-Apenteng

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Computer Task Group, Incorporated

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 26, 2009

File No. 001-09410

Dear Ms. Mills-Apenteng:

This letter shall serve to acknowledge receipt of your letter dated April 30, 2009 to James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Incorporated. Please be advised that we will provide our response to your comments on or before May 22, 2009.

If you have any questions, please contact me at 716.888.3634.

Yours truly,

/s/ Brendan M. Harrington
Brendan M. Harrington
Senior Vice President and Chief Financial Officer